EXHIBIT 99.1

Costamare Inc. Announces the Signing of Shipbuilding Contracts and Charter Agreements for Five Newbuild Containerships and the Acquisition and Chartering of Two Secondhand Containerships

MONACO, July 09, 2018 (GLOBE NEWSWIRE) -- Costamare Inc. (the “Company”) (NYSE:CMRE) announced today the conclusion of shipbuilding contracts and long term charter agreements for five newbuild containerships, as well as the acquisition and chartering of two secondhand containerships.

Ordering and Chartering of Five 12,690 TEU Newbuild Containerships

The Company has ordered five newbuild containerships from Jiangsu Yangzijiang Shipbuilding Group, each of approximately 12,690 TEU capacity. The vessels are expected to be delivered between the second quarter of 2020 and the second quarter of 2021 and upon delivery they will commence a ten-year time charter to Yang Ming Marine Transport Corp.

The acquisition is expected to be financed with cash on hand and debt.

Acquisition and Chartering of Two Wide-Beam 5,000 TEU Secondhand Containerships

In June 2018, the Company agreed to purchase two 2013-built, 5,000 TEU wide-beam containerships, the c/v Megalopolis and the c/v Marathopolis. Both vessels are expected to be delivered by September 2018 at the latest. Upon their delivery, the vessels will be chartered to Maersk Line for a period of seven years.

The acquisitions are expected to be initially financed with cash on hand. The Company is in advanced discussions with a leading European financial institution regarding the financing of the vessels.

Management Commentary

Gregory Zikos, Chief Financial Officer of the Company, said: “We are pleased to expand our valued relationship with Yang Ming through the completion of our latest newbuilding transaction.

At the same time, we are renewing our fleet with modern secondhand vessels backed by seven year charters to Maersk Line.

In aggregate, these new transactions provide us with additional contracted revenues of approximately US $650 million and further extend our contract coverage to approximately 4 years.”

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships for charter. Costamare Inc. has 44 years of history in the international shipping industry and a fleet of 80 containerships, with a total capacity of approximately 542,000 TEU, including five newbuild containerships on order and two containerships expected to be delivered by September 2018. Eighteen of our containerships have been acquired pursuant to the Framework Deed with York Capital Management by vessel-owning joint venture entities in which we hold a minority equity interest. The Company’s common stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock trade on the New York Stock Exchange under the symbols “CMRE”, “CMRE PR B”, “CMRE PR C”, “CMRE PR D” and “CMRE PR E”, respectively.

Forward-Looking Statements

This press release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions. These statements are not historical facts but instead represent only Costamare’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of Costamare’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in Costamare Inc.’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors”.

Contacts:

Company Contacts:
Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development, Investor Relations

Costamare Inc., Monaco
Tel: (+377) 93 25 09 40
Email: ir@costamare.com